                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-70833

                                   PROSPECTUS

                                     [LOGO]

                     LEVEL ONE COMMUNICATIONS, INCORPORATED
                        2,551,752 shares of Common Stock

    These shares of common stock are being sold by the selling stockholders listed beginning on page 6. Level One will not receive any proceeds from the sale of these shares.

    Level One's common stock is traded on the Nasdaq National Market under the symbol "LEVL." The last reported sale price on February 9, 1999 was $32.38 per share.

    The common stock may be sold in transactions on the Nasdaq National Market at market prices then prevailing, in negotiated transactions, or otherwise. See "Plan of Distribution."

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                     THIS OFFERING INVOLVES MATERIAL RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

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    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                The date of this Prospectus is February 9, 1999

                                ABOUT LEVEL ONE

    Level One designs and sells semiconductor chips in the semiconductor industry. Our products are described as application specific standard integrated circuits, or "ASSPs." Our products are used for high-speed analog and digital signal transmission to build and connect networks to systems that transport information within an office or around the world. Our products are used to produce systems for local area networks, called "LANs," wide area networks, called "WANs," and public telephone transmission networks. LANs, WANs, and telephone transmission networks are what makes it possible for you to use intranets, the Internet, and the World Wide Web. Level One combines its strengths as an industry leader in analog and digital circuit design with its communications systems expertise to produce solutions with increased functionality.

    Level One was incorporated in California in November 1985 and reincorporated in Delaware in December 1998. Our executive offices are located at 9750 Goethe Road, Sacramento, California 95827. Our telephone number is (916) 855-5000.

                                  RISK FACTORS

    This prospectus and information incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of different factors, including those discussed in "Risk Factors" or incorporated by reference into this prospectus.

OUR RELIANCE ON THIRD PARTIES TO MANUFACTURE, ASSEMBLE AND TEST OUR PRODUCTS MAY
  RESULT IN INCREASED COSTS OR DELAYS

    Because we do not manufacture the silicon wafers used for our products, we depend on our wafer suppliers to produce wafers in sufficient quantities to meet customer demand at acceptable yields and at competitive prices. We also depend on wafer suppliers to assemble, test and deliver wafers on time. In 1994 and 1995, our foundries reduced shipments without prior notice to us which resulted in increased costs and delays and required us to transfer the production of some products to a new foundry. Supply agreements with wafer suppliers cannot eliminate this risk since our suppliers may not be able to produce enough wafers to meet increased demand because of their own capacity limitations.

IN ORDER TO COMPETE EFFECTIVELY IN THE SEMICONDUCTOR INDUSTRY, WE NEED TO
  CONTINUALLY DEVELOP NEW PRODUCTS THAT GAIN MARKET ACCEPTANCE

    In the semiconductor industry, price competition is intense and product life cycles are short. As a result, the average selling price for our products decreases rapidly as new or competing products are introduced. To compensate, we rely on obtaining yield improvements to reduce manufacturing costs and on introducing new products which incorporate advanced features that result in higher average selling prices. To the extent that we do not successfully develop and timely introduce new products that achieve market acceptance, or to the extent that we do not achieve sufficient cost reductions on existing products to maintain margins, we may be adversely impacted.

    To be successful, we must identify new product opportunities, stay ahead of the competition so that their products will not render our products obsolete or noncompetitive, and gain market acceptance of our products with target customers. Because of the increasing complexity of our new products, we could experience delays in completing development and introduction of new products that could adversely impact our anticipated market share for new products. We may be adversely affected by a failure in any of these areas.

OUR RECENT ACQUISITIONS PLACE A STRAIN ON OUR MANAGEMENT AND PERSONNEL RESOURCES

    In July 1998, we acquired Acclaim Communications, Inc. In late November 1998, we acquired Jato Technologies, Inc. In order to successfully integrate these two newly acquired businesses and successfully manage our existing business, we will need to expand and refine our management and personnel resources. We will also need to significantly increase our development, testing, quality control, marketing, logistics and service capabilities. If we do not effectively expand and deploy our resources to meet these needs, our business may be adversely impacted.

ASSERTING AND DEFENDING INTELLECTUAL PROPERTY RIGHTS MAY IMPACT RESULTS OF
  OPERATIONS REGARDLESS OF SUCCESS

    In the semiconductor industry, competitors often assert intellectual property infringement claims against one another. The success of our business depends on our ability to successfully defend our intellectual property. This litigation may have a material impact on our financial condition regardless of whether or not we are successful. There is no assurance that we will be successful in defending or asserting our intellectual property rights.

EXCESS OR INSUFFICIENT INVENTORIES MAY ADVERSELY IMPACT OUR REVENUES AND
  EARNINGS

    If we produce excess or insufficient product inventories because we do not accurately anticipate customer demand, our revenues and earnings could be materially adversely impacted. This may happen for three reasons: First, some of our customers place orders with long lead-times, which may be cancelled or rescheduled without significant penalty. Second, our inventory risk increases during periods of strong demand and/or restricted semiconductor capacity because, based on our past experience, customers often over-order to assure adequate supply and then may cancel or postpone orders without notice or significant penalty if other product becomes available. Third, component shortages from our customers' suppliers could cause our customers to cancel or delay plans to incorporate our products into the design of target products, resulting in the cancellation or delay of orders for our products.

THE COMPLETION OF OUR 4% CONVERTIBLE NOTE OFFERING HAS INCREASED OUR INTEREST
  EXPENSE AND MAY LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR WORKING CAPITAL, ACQUISITIONS OR OTHER PURPOSES

    We incurred approximately $115 million in additional debt as a result of our issuance of 4% Convertible Subordinated Notes due 2004 in September 1997. These notes increased our ratio of long-term debt to total capitalization from 3.0% at September 28, 1997, to 44.6% at September 27, 1998. This increased leverage has increased our interest expense substantially. This increased leverage could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to economic downturns and competitive pressures. This increased leverage could also affect our liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, we could be forced to reduce other expenditures and/or forego potential acquisitions to be able to meet such requirements.

THE FAILURE OF OUR KEY SUPPLIERS TO BE YEAR 2000 COMPLIANT AND OUR FAILURE TO
  DEVELOP YEAR 2000 CONTINGENCY PLANS COULD CAUSE US TO EXPERIENCE MANUFACTURING INTERRUPTIONS OR DELAYS THAT COULD ADVERSELY IMPACT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS

    We are currently in the process of determining whether there are any critical areas in our business that are not Year 2000 compliant. We have begun a comprehensive project to prepare our computer systems for the Year 2000. We presently estimate that the total cost of addressing our Year 2000 problems will be approximately $100,000, of which approximately 5% has been expended to date. This cost estimate was derived utilizing numerous assumptions, including the assumption that we have already identified our most significant Year 2000 problems and that the assessment, remediation and contingency plans of our third party suppliers will be fulfilled in a timely manner without significant additional cost to us.

    We believe that there is a remote possibility of an adverse impact on our business due to problems with our internal systems or products. Our products have no date specific functions or date dependencies and will operate according to published specifications through the Year 2000 and dates into the 21st century.

    As part of our Year 2000 assessment, we are contacting key suppliers of products and services to determine whether such suppliers' operations, products and services are Year 2000 capable and/or to monitor their progress toward Year 2000 compliance. If our suppliers are not Year 2000 compliant, we could experience manufacturing interruptions or shutdowns, decreased yields, quality inconsistencies, delayed or inaccurate product testing, delivery delays, or service interruptions. It is possible that one or more of these problems could have a material adverse effect on our business, financial condition, or results of operations.

    There is also a risk because we have not yet fully developed Year 2000 contingency plans to address any failure of our Year 2000 assessment to identify and remediate significant Year 2000 risks to our business operations. Development of contingency plans is in progress and will continue during calendar year 1999. Such plans could include accelerating replacement of affected equipment or software, using back-up equipment and software, developing temporary manual procedures to compensate for system deficiencies, and identifying Year 2000 capable suppliers and service providers. There can be no assurance that any such contingency plans would adequately address the Year 2000 problem. The failure to develop a successful contingency plan could result in significant delays and inefficiency in our business which could have a material adverse effect on our business, financial condition and results of operations.

                              SELLING STOCKHOLDERS

    The selling stockholders listed below received their shares of Level One common stock in connection with the acquisition by Level One of Jato Technologies, Inc., whereby the selling stockholders exchanged their shares of Jato Technologies for shares of Level One.

    Except as described in the table, none of the selling stockholders has held any position or office or had a material relationship with Level One or any of its affiliates within the past three years other than as a result of the ownership of Level One's common stock.

                                                                                                     SHARES
                                                                                    SHARES        BENEFICIALLY
                                                                SHARES WHICH       ISSUABLE       OWNED AFTER
                                                  SHARES        MAY BE SOLD          UPON           OFFERING
                                               BENEFICIALLY   PURSUANT TO THIS   EXERCISE OF    ----------------
SELLING STOCKHOLDER                              OWNED(1)      PROSPECTUS(2)      OPTIONS(3)    NUMBER   PERCENT
---------------------------------------------  ------------   ----------------   ------------   ------   -------
Michael C. Gibson............................       3,453              1,146          2,307      --       --
Brooks Ivey..................................      27,431             21,025          6,406      --       --
Lawrence Rubin...............................       5,277              2,150          3,127      --       --
Robert O. Sharp..............................       3,453              1,146          2,307      --       --
Walter Thirion...............................   1,627,371          1,627,371         --          --       --
Floyd Watson.................................       1,433              1,433         --          --       --
Michael Elswick..............................      83,718              9,174         74,544      --       --
Peter Rauch..................................      83,718              9,174         74,544      --       --
Kelley Guest.................................      26,997             22,936          4,061      --       --
MSD and SLD Charitable
  Trusts Investing Partnership...............     802,782            802,782         --          --       --
Joel Rollins.................................      27,160              6,422         20,738      --       --
WSGR Retirement Plan
  FBO David J. Segre.........................       3,207              3,207         --          --       --
WSGR Retirement Plan
  FBO Kenneth M. Siegel......................       3,207              3,207         --          --       --
WSGR Retirement Plan
  FBO Aaron J. Alter.........................       3,207              3,207         --          --       --
Morton L. Topfer.............................      22,936             22,936         --          --       --
WS Investment Company 97B....................      14,436             14,436         --          --       --

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(1) Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of February 4, 1999, through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) See "Plan of Distribution".

(3) Represents shares issuable upon exercise of options assumed by Level One that are exerciseable within 60 days of February 4, 1999. If any of the options are exercised before the end of the escrow period described in the Agreement and Plan of Reorganization by and among Level One, Thunderhill Acquisition Corp. and Jato Technologies, Inc., ten percent of the shares issued upon such exercise will be deposited into the escrow fund in accordance with the terms of the Agreement and Plan of Reorganization.

                              PLAN OF DISTRIBUTION

    The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

    - on the Nasdaq National Market;

    - in the over-the-counter market;

    - in transactions other than on the Nasdaq National Market or in the over-the-counter market;

    - in connection with short sales;

    - by pledge to secure debts and other obligations;

    - in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options;

    - in a combination of any of the above transactions; or

    - pursuant to Rule 144, assuming the availability of an exemption from registration.

    The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

    Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers for whom they acted as agents.

    The sale of common stock by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with Level One including certain restrictions contained in a registration rights agreement between Level One and the selling stockholders. There can be no assurance that the selling stockholders will sell all or any of the common stock.

    Level One has agreed to keep this prospectus effective until such time as each selling stockholder may sell all of their shares of common stock pursuant to Rule 144 in a single three-month period. Level One intends to deregister any of the common stock not sold by the selling stockholders immediately after that date.

    Level One and the selling stockholders have agreed to customary indemnification obligations with respect to the sale of the common stock by use of this prospectus.

                                 LEGAL MATTERS

    Graham & James LLP, Sacramento, California, has passed on the validity of the shares.

                                    EXPERTS

    The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    Level One files reports with the SEC on a regular basis that contain financial information and results of operations. You may read or copy any document that Level One files with the SEC at the SEC's Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for further information at 1-800-SEC-0330. Level One's SEC filings are also available at the SEC's web site at www.sec.gov.

                           INCORPORATION BY REFERENCE

    To avoid repeating information in this prospectus that has already been filed with the SEC, we have "incorporated by reference" the following SEC filings of Level One (SEC File No. 22068). This information is considered a part of this prospectus. Those documents are:

    (1) Form 10-K for the year ended December 29, 1997;

    (2) Form 10-Q for the quarters ended March 29, June 28 and September 27,
       1998;

    (3) Form 8-K, Form 8-K/A (Amendment No. 1), Form 8-K/A (Amendment No 2) and Form 8-K/A (Amendment No. 3), filed with the SEC July 17, September 21, October 7, and December 16, 1998, respectively;

    (4) Form 8-K filed with the SEC on November 20, 1998;

    (5) Form 8-K and Form 8-K/A (Amendment No. 1) filed with the SEC on December 9, 1998, and February 3, 1999, respectively;

    (6) Description of common stock in Item 1 and 2 of Form 8-A filed on July 9, 1993; and

    (7) All other documents subsequently filed under Sections 13(a), 13(c), 14 or 15(d).

    We will send you a copy of these filings, at no cost to you, if you write or call us:

                               Investor Relations
                     Level One Communications, Incorporated
                                9750 Goethe Road
                          Sacramento, California 95827
                                 (916) 855-5000

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    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                    PAGE
                                                    ---
About Level One...................................   2
Risk Factors......................................   3
Selling Stockholders..............................   6
Plan of Distribution..............................   7
Legal Matters.....................................   7
Experts...........................................   7

                                2,551,752 SHARES

                           LEVEL ONE COMMUNICATIONS,
                                  INCORPORATED

                                  COMMON STOCK

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                                   PROSPECTUS

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                                FEBRUARY 9, 1999

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